Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

Names of Subsidiary	Place of Organization	Percentage of Voting Securities Owned
First Financial Investments, Inc. Abilene, Texas	Texas	100%

First Technology Services, Inc. Abilene, Texas	Texas	100%

First Financial Trust & Asset Management Company, National Association* Abilene, Texas	Texas	100%

First Financial Bank, National Association* Abilene, Texas	Texas	100%

First Financial Insurance Agency, Inc. Abilene, Texas	Texas	100%

*	National charter.